Mail Stop 7010
								January 26, 2006



Cari L. Jaroslawsky
Chief Financial Officer
Servotronics, Inc.
1110 Maple Street
Elma, New York 14059-0300

      Re:	Servotronics, Inc.
      Form 10-KSB for Fiscal Year Ended December 31, 2004
		File No. 1-7109

Dear Ms. Jaroslawsky:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for Fiscal Year Ended December 31, 2004

Controls and Procedures, page 14

1.		Revise future filings to exclude the qualifying language
"other than as described below" in your disclosure of changes in internal control over financial reporting. Also confirm to us, if correct, that there were material changes in your internal control over financial reporting during the quarter ended June 30, 2005.



Note 1 - Summary of significant accounting policies, page F-6

2.		We note the additional information you submitted on
revenue
recognition. Please tell us the general nature of the terms and conditions included in the purchase orders, and how and when you recognize revenue as such terms and conditions are met. Tell us if any purchase orders require customer approval.

3.		Tell us the percentage of total 2004 revenues that use
the
percentage of completion method. Also tell us the terms of this agreement and how you determine the percentage of completion method is appropriate.

      Please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      You may contact Bret Johnson at (202) 551-3753, Anne
McConnell
at (202) 551-3709, or me at (202) 551-3768 if you have questions regarding our comments.


Sincerely,



John Cash
Accounting Branch Chief

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Ms. Jaroslawsky
Servotronics, Inc.
January 26, 2006
Page 1


UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

         DIVISION OF
CORPORATION FINANCE